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                               BRASCAN CORPORATION

                                       TO

                      COMPUTERSHARE TRUST COMPANY OF CANADA
                                                     Trustee




                      ___________________________________





                               SIXTH SUPPLEMENTAL

                                    INDENTURE



                            Dated as of March 4, 2003




                      ___________________________________






================================================================================

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         THIS SIXTH SUPPLEMENTAL INDENTURE, dated as of March 4, 2003 between
Brascan Corporation (the "Company"), a corporation amalgamated under the laws of Ontario, Canada, and Computershare Trust Company of Canada (formerly, Montreal Trust Company of Canada, the "Trustee"), a trust company duly organized and existing under the laws of Canada, as trustee, to the Indenture, dated as of September 20, 1995, between the Company and the Trustee (the "Original Indenture", the Original Indenture, as supplemented hereby, being referred to herein as the "Indenture"),


                                   WITNESSETH

         WHEREAS, the Company has duly authorized, as a series of Securities under the Indenture, its 7.375% Debentures due March 1, 2033 (the "Debentures");

         WHEREAS, the Company has duly authorized the execution and delivery of this Sixth Supplemental Indenture to establish the Debentures as a series of Securities under the Original Indenture and to provide for, among other things, the issuance of and the form and terms of the Debentures and additional covenants for purposes of the Debentures and the Holders thereof;

         WHEREAS, the Company is not in default under the Original Indenture;

         WHEREAS, all things necessary to make this Sixth Supplemental Indenture a valid agreement according to its terms have been done; and

         WHEREAS, the foregoing recitals are made as statements of fact by the Company and not by the Trustee;

         NOW, THEREFORE, THIS SUPPLEMENTAL INDENTURE WITNESSETH:

         For and in consideration of the premises and the purchase of the Debentures by the Holders thereof, it is mutually agreed, for the equal and proportionate benefit of all Holders of the Debentures, as follows:


                                   ARTICLE 1
                        DEFINITIONS AND OTHER PROVISIONS
                             OF GENERAL APPLICATION

SECTION 101. DEFINITIONS

         For all purposes of this Sixth Supplemental Indenture and the Debentures, except as otherwise expressly provided or unless the subject matter or context otherwise requires:

         "ADDITIONAL AMOUNTS" has the meaning specified in Section 211 of this Sixth Supplemental Indenture.

         "ADJUSTED TREASURY RATE" means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity (computed as of the second business day immediately preceding that redemption date) of the Comparable Treasury Issue, assuming a


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                                      -2-


price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that redemption date.

         "COMPARABLE TREASURY ISSUE" means the United States Treasury security selected by the Independent Investment Banker that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Debentures.

         "COMPARABLE TREASURY PRICE" means, with respect to any redemption date
(i) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day preceding that redemption date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated "Composite 3:30 p.m. Quotations for U.S. Government Securities" or (ii) if such release (or any successor release) is not published or does not contain such prices on such business day, (A) the average of the Reference Treasury Dealer Quotations for that redemption date, after excluding the highest and lowest of such Reference Treasury Dealer Quotations, or (B) if the Independent Investment Banker for the debentures obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such Quotations.

         "GENERALLY ACCEPTED ACCOUNTING PRINCIPLES" means, as at any date of determination, generally accepted accounting principles in effect in Canada (unless otherwise indicated) and which are applicable as of the date of determination.

         "INDEPENDENT INVESTMENT BANKER" means one of the Reference Treasury Dealers appointed by us to act as the "Independent Investment Banker".

         "NET AVAILABLE PROCEEDS" from any disposition of assets by any Person means cash or readily marketable cash equivalents (including by way of sale or discounting of a note, installment receivable or other receivable, but excluding any other consideration received in the form of assumption by the acquiree of Debt or other obligations relating to such assets or received in any other non-cash form) received therefrom by such Person, net of (i) all legal, title and recording tax expenses, commissions and other fees and expenses incurred and all federal, state, provincial, foreign and local taxes required to be accrued as a liability as a consequence of such disposition, (ii) all payments made by such Person or its Subsidiaries on any Debt which is secured by such assets in accordance with the terms of any Lien upon or with respect to such assets or which must by the terms of such Lien, or in order to obtain a necessary consent to such disposition or by applicable law, be repaid out of the proceeds from such disposition and (iii) all distributions and other payments made to or set aside for minority interest holders in Subsidiaries of such Person or joint ventures as a result of such disposition.

         "PRINCIPAL SUBSIDIARY" means (i) any direct or indirect Subsidiary of the Company whose securities are not publicly traded or registered or qualified under applicable securities laws and whose primary purpose is to hold, directly or indirectly, or the majority of whose assets consist of direct or indirect interests in, shares of capital stock of Noranda Inc., Nexfor Inc., Brookfield Properties Corporation, Great Lakes Power Inc., or Brascan Financial Corporation at the date of issuance of the Debentures, and (ii) the companies comprising Brascan Brazil.

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                                      -3-


         "REFERENCE TREASURY DEALER" means each of Credit Suisse First Boston LLC and its successors and one other nationally recognized investment banking firm that is a primary U.S. Government securities dealer in New York City (a "PRIMARY TREASURY DEALER") specified from time to time by the Company; provided, however, that if any of the foregoing shall cease to be a Primary Treasury Dealer, the Company shall substitute therefor another nationally recognized investment banking firm that is a Primary Treasury Dealer.

         "REFERENCE TREASURY DEALER QUOTATIONS" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker by such Reference Treasury Dealer at 3:30 p.m., New York City time, on the third business day preceding that redemption date.

         "REMAINING SCHEDULED PAYMENTS" means, with respect to each Debenture to be redeemed, the remaining scheduled payments of the principal thereof and interest thereon that would be due after the related redemption date but for such redemption; provided, however, that, if that redemption date is not an interest payment date with respect to such Debenture, the amount of the next succeeding scheduled interest payment thereon will be reduced by the amount of interest accrued thereon to that redemption date.

         All other terms and expressions used herein shall have the same meanings as corresponding expressions defined in the Original Indenture.

SECTION 102. TO BE READ WITH ORIGINAL INDENTURE

         The Sixth Supplemental Indenture is a supplemental indenture within the meaning of the Original Indenture, and the Original Indenture and this Sixth Supplemental Indenture shall be read together and shall have effect, so far as practicable, as though all the provisions of the Original Indenture and this Sixth Supplemental Indenture were contained in one instrument.


                                   ARTICLE 2
                                 THE DEBENTURES

SECTION 201. DESIGNATION

         There is hereby authorized to be issued under the Original Indenture a series of Securities designated as "7.375% Debentures due March 1, 2033".

SECTION 202. LIMIT OF AGGREGATE PRINCIPAL AMOUNT

         The aggregate principal amount of Debentures that may be authenticated and delivered pursuant to the Sixth Supplemental Indenture (except for Debentures authenticated and delivered upon registration of transfer of, or in exchange for, or in lieu of, other Debentures pursuant to Section 304, 305, 306, 906 or 1107 of the Original Indenture and except for any Debentures which, pursuant to the last sentence of Section 303 of the Original Indenture, are deemed never to have been authenticated and delivered) shall be limited to US$250,000,000, all of which have been issued hereunder. The Company may from time to time, without the consent of the holders of the Debentures, create and issue further debentures having the same terms and conditions in

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                                      -4-


all respects as the Debentures being offered hereby, except for the issue date, the issue price and the first payment of interest thereon. Additional debentures issued in this manner will be consolidated with and will form a single series with the Debentures, as the case may be, being offered hereby.

SECTION 203. DATE OF PAYMENT OF PRINCIPAL

         The principal of the Debentures shall be payable on March 1, 2033.

SECTION 204. PAYMENTS; REGISTRATION OF TRANSFERS

         All payments in respect of the Debentures shall be made in immediately available funds.

         Notwithstanding the provisions of Section 114 of the Original Indenture, the Company shall make, or cause to be made, payments on any Interest Payment Date, Redemption Date, Purchase Date or Stated Maturity whether or not such date is a Business Day in Toronto, Ontario, unless such date shall not be a Business Day in New York, New York.

         For such Securities as are not represented by a Global Security, payments of principal (and premium, if any) and interest on any Security and the registration of transfers and exchanges of Securities will be made at the Corporate Trust Office located at 100 University Avenue, 9th Floor, North Tower, Toronto, Ontario, Canada M5J 2Y1 and the office or agency of the Company maintained for that purpose in each of Toronto, Ontario, and New York, New York, except that, at the option and expense of the Company, payment of interest may be made by (a) cheque mailed to the address of the Person entitled thereto as such address shall appear on the Security Register or (b) wire transfer to an account maintained by the Person entitled thereto as specified in the Security Register.

SECTION 205. INTEREST

         (1) The Debentures shall bear interest at the rate of 7.375% per annum; provided, that any principal and premium and any installment of interest which is overdue shall bear interest at the rate of 7.375% per annum plus 1% (to the extent that the payment of such interest shall be legally enforceable).

         (2) Interest in respect of the Debentures shall accrue from and including March 4, 2003 or from and including the most recent Interest Payment Date to which interest has been paid or duly provided for.

         (3) The Interest Payment Dates on which interest shall be payable in respect of the Debentures shall be March 1 and September 1 in each year, commencing September 1, 2003.

         (4) The Regular Record Dates for interest in respect of the Debentures shall be February 15 and August 15 (whether or not a Business Day) in respect of the interest payable on March 1 and September 1, respectively.

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                                      -5-


SECTION 206. REDEMPTION

         Except as provided in Section 207 and Section 208 of this Sixth Supplemental Indenture, the Debentures are not redeemable prior to maturity.

SECTION 207. OPTIONAL REDEMPTION

         The Debentures will be redeemable, in whole or in part, at the Company's option at any time and from time to time at a redemption price equal to the greater of:

         o 100% of the principal amount of the Debentures to be redeemed, and

         o the sum of the present values of the Remaining Scheduled Payments discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate plus 40 basis points.

together with, in each case, accrued interest on the principal amount of the Debentures to be redeemed to the date of redemption.

         Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of the Debentures to be redeemed. On and after any redemption date, interest will cease to accrue on the Debentures or any portion thereof called for redemption. On or before any redemption date, the Company shall deposit with the Trustee or with a paying agent money sufficient to pay the redemption price of and accrued interest on the Debentures to be redeemed on such date. If less than all the Debentures are to be redeemed, the Debentures to be redeemed shall be selected by the Trustee at the Company's direction by such method as the Company and the Trustee shall deem fair and appropriate. The redemption price shall be calculated by the Independent Investment Banker and the Company, the Trustee and any paying agent for the Debentures shall be entitled to rely on such calculation.

SECTION 208. REDEMPTION FOR CHANGES IN CANADIAN WITHHOLDING TAXES

         The Debentures shall be subject to redemption as a whole, but not in part, at the option of the Company at any time at 100% of the principal amount, together with accrued interest thereon to the Redemption Date, in the event the Company shall have received an opinion from independent tax counsel experienced in such matters to the effect that the Company has become or would become obligated to pay, on the next date on which any amount would be payable with respect to the Debentures, any Additional Amounts as a result of a change in the laws of Canada or any political subdivision or taxing authority thereof or therein (including any regulations promulgated thereunder), or any change in any official position regarding the application or interpretation of such laws or regulations, which change is announced or becomes effective on or after the date of this Sixth Supplemental Indenture.

SECTION 209. FORM

         The Debentures shall be issuable in whole initially in the form of one or more Global Securities and shall be substantially in the form set forth in Annex A hereto. The Depositary for

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                                      -6-


Global Securities shall be The Depository Trust Company, 55 Water Street, New York, New York 10004, U.S.A.

SECTION 210. ADDITIONAL COVENANTS

         The covenants contained in Article 3 of this Sixth Supplemental Indenture shall apply to the Debentures in addition to the covenants contained in the Original Indenture.

SECTION 211. PAYMENT OF ADDITIONAL AMOUNTS

         All payments made by the Company under or with respect to the Debentures will be made free and clear of, and without withholding or deduction for or on account of, any present or future tax, duty, levy, impost, assessment or other governmental charge imposed or levied by or on behalf of the Government of Canada or of any province or territory thereof or by any authority or agency therein or thereof having power to tax (hereinafter "Taxes"), unless the Company is required to withhold or deduct Taxes by law or by the interpretation or administration thereof. If the Company is so required to withhold or deduct any amount for or on account of Taxes from any payment made under or with respect to the Debentures and the Debentures are not redeemed in accordance with the provisions of Section 208 of this Sixth Supplemental Indenture, the Company will pay such additional amounts ("Additional Amounts") as may be necessary so that the net amount received by each Holder (including Additional Amounts) after such withholding or deduction will not be less than the amount the Holder would have received if such Taxes had not been withheld or deducted; provided that no Additional Amounts will be payable with respect to a payment made to a Holder (an "Excluded Holder") (i) with which the Company does not deal at arm's length (within the meaning of the Income Tax Act (Canada)) at the time of making such payment or (ii) which is subject to such Taxes by reason of its being connected with Canada or any province or territory thereof otherwise than by the mere holding of Debentures or the receipt of payments thereunder. The Company will also (i) make such withholding or deduction and (ii) remit the full amount deducted or withheld to the relevant authority in accordance with applicable law. The Company will furnish to the Holders of the Debentures, within 30 days after the date the payment of any Taxes is due pursuant to applicable law, certified copies of tax receipts evidencing such payment by the Company. The Company will indemnify and hold harmless each Holder (other than an Excluded Holder) and, upon written request, will reimburse each such Holder for the amount of (i) any Taxes so levied or imposed which have not been withheld or deducted and remitted by the Company in accordance with applicable law and which have been paid by such Holder in respect of payments made under or with respect to the Debentures, (ii) any liability (including penalties, interest and expenses) arising therefrom or with respect thereto or from the failure to make such payment and (iii) any Taxes imposed with respect to any reimbursement under clause (i) or (ii) above, but excluding any such Taxes on such Holder's net income.

         At least 30 days prior to each date on which any payment under or with respect to the Debentures is due and payable, if the Company will be obligated to pay Additional Amounts with respect to such payment, the Company will deliver to the Trustee an Officers' Certificate stating the fact that such Additional Amounts will be payable and the amounts so payable and will set forth such other information necessary to enable the Trustee to pay such Additional Amounts to Holders (other than an Excluded Holder) on the payment date. Whenever in the Indenture there is mentioned, in any context, the payment of principal (and premium, if any), Redemption Price, Purchase Price, interest or any other amount payable under or with respect to any Debenture, such mention shall be deemed to include mention of the payment of Additional Amounts provided for in this Section 211 to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof pursuant to the provisions of this Section 211 and express mention of the payment of Additional Amounts (if applicable) in any provisions hereof shall not be construed as excluding Additional Amounts in those provisions hereof where such express mention is not made (if applicable).

         The obligations of the Company under this Section 211 shall survive the termination of this Indenture and the payment of all amounts under or with respect to the Debentures.

SECTION 212. DEFEASANCE

         The Debentures shall be defeasible pursuant to both of Section 1302 and
Section 1303 of the Original Indenture.

         In the event the Company exercises its defeasance option with respect to the Debentures pursuant to Section 1302 of the Original Indenture, the Company's obligations with respect to the Debentures under Section 211 of this Sixth Supplemental Indenture shall survive.


                                   ARTICLE 3
                ADDITIONAL COVENANTS APPLICABLE TO THE DEBENTURES

SECTION 301. NEGATIVE PLEDGE

         The Company will not, and will not permit any Principal Subsidiary to, create any Lien on any of its property or assets to secure any indebtedness for borrowed money without in any such case effectively providing that the Debentures (together with, if the Company shall so determine, any other indebtedness of the Company or such Principal Subsidiary then existing or thereafter created which is not subordinate to the Debentures) shall be secured equally and ratably with (or prior to) such secured indebtedness, so long as such secured indebtedness shall be so secured; provided, however, that the foregoing restrictions shall not apply to:

         (a) Liens on any property or assets of any Person existing at the time such Person becomes a Principal Subsidiary, or arising thereafter pursuant to contractual commitments entered into prior to and not in contemplation of such Person becoming a Principal Subsidiary;

         (b) Liens on any property or assets of the Company or any Principal Subsidiary existing at the time of acquisition thereof (including acquisition through merger or consolidation) to secure, or securing, the payment of all or any part of the purchase price, cost of improvement or construction cost thereof or securing any indebtedness incurred prior to, at the time of or within 120 days after, the acquisition of such property or assets or the completion of any such improvement or construction, whichever is later, for the purpose of financing all or any part of the purchase price, cost of improvement or construction cost thereof or to secure or securing the repayment of money borrowed to pay, in whole or in part, such purchase price, cost of improvement or construction cost or any vendor's privilege or lien on such property securing all or any part of such purchase price, cost of improvement or construction cost, including title retention agreements and leases in the nature of title retention agreements (provided such Liens are limited to such property or assets and to improvements on such property);

         (c)  Liens arising by operation of law;

         (d) any other Lien arising in connection with indebtedness of the Company and Principal Subsidiaries if, after giving effect to such Lien and any other Lien created pursuant to this clause (d), the aggregate principal amount of indebtedness secured thereby would not exceed 5% of the Company's Consolidated Net Worth; and

         (e) any extension, renewal, substitution or replacement (or successive extensions, renewals, substitutions or replacements), as a whole or in part, of any of the Liens referred to in paragraphs (a) through (c) above or any indebtedness secured thereby; provided that such extension, renewal, substitution or replacement Lien shall be limited to all or any part of substantially the same property or assets that secured the Lien extended, renewed, substituted or replaced (plus improvements on such property) and the principal amount of indebtedness secured by such Lien at such time is not increased.

SECTION 302. LIMITATION ON CERTAIN ASSET DISPOSITIONS

         (i) The Company will not, and will not permit any Principal Subsidiary to, make any disposition of assets in one or more related transactions in which the aggregate consideration exceeds, within a twelve-month calendar period, 10% of the Consolidated Net Worth of the Company unless (a) the Company or the Principal Subsidiary, as the case may be, receives consideration for such disposition at least equal to the fair market value of the assets sold or disposed of as determined by the Board of Directors in good faith and evidenced by a resolution of the Board of Directors filed with the Trustee and (b) all Net Available Proceeds, less any amounts invested within one year of such disposition in assets related to the business of the Company or in securities of Affiliates (such amount being the "Excess Proceeds"), are applied within one year of such disposition (i) first, at the option of the Company, to the repayment or reduction of Debt ranking pari passu with the Debentures, (ii) second, to the extent of remaining Excess Proceeds, after giving effect to payments made pursuant to clause (i), if any, to make an Offer to Purchase outstanding Debentures, on a pro rata basis, at a purchase price equal to 100% of the principal amount of Debentures, plus accrued interest (if any) to the date of purchase and (iii) third, to the extent of any remaining Excess Proceeds following the completion of such Offer to Purchase, to any other use as determined by the Company which is not otherwise prohibited by the Indenture.

         Notwithstanding the foregoing, the Company will not be required to repurchase more than 25% of the original principal amount of the Debentures pursuant to clause (ii) of the foregoing paragraph prior to the day following the fifth anniversary of the original issuance of the Debentures, and the maximum amount to be applied to the repurchase of Debentures in connection with any Offer to Purchase made pursuant to clause (ii) of the foregoing paragraph having a purchase date prior to the day following the fifth anniversary of the original issuance of the Debentures shall be the lesser of (a) the Excess Proceeds and (b) 25% of the original principal amount of the Debentures less the aggregate principal amount of Debentures purchased pursuant to Offers to Purchase relating to all prior asset dispositions. In addition, the Company shall not be required to make an Offer to Purchase any Debentures if (i) the amount of the Excess Proceeds, or such lesser amount as determined in accordance with the preceding sentence, is less than US$5 million or (ii) such repurchase or repayment is prohibited under applicable law.

         (ii) The Company and the Trustee shall perform their respective obligations specified in the Offer for the Offer to Purchase. Prior to the Purchase Date, the Company shall (i) accept for payment Debentures or portions thereof tendered pursuant to the Offer, (ii) deposit with the Paying Agent (or, if the Company is acting as its own Paying Agent, segregate and hold in trust), as provided in Section 1003 of the Original Indenture, money sufficient to pay the Purchase Price of all Debentures or portions thereof so accepted and (iii) deliver, or cause to be delivered, to the Trustee all Debentures so accepted together with an Officers' Certificate stating the Debentures or portions thereof accepted for payment by the Company. The Paying Agent (or the Company if so acting) shall promptly mail or deliver to Holders of Debentures so accepted payment in an amount equal to the Purchase Price, and the Trustee shall promptly authenticate and mail or deliver to such Holders a new Debenture or Debentures equal in principal amount to any unpurchased portion of the Debenture surrendered as requested by the Holder. Any Debenture not accepted for payment shall be promptly mailed or delivered by the Company to the Holder thereof. The Company shall publicly announce the results of the Offer on or, as soon as practicable, after the Purchase Date.

SECTION 303. LIMITATION ON RESTRICTED PAYMENTS

         The Company (a) will not declare or pay any dividend, or make any distribution, of any kind or character (whether in cash, property or securities), in respect of any class of its Capital Stock or to the holders of any class of its Capital Stock (other than dividends or distributions payable solely in shares of its Capital Stock or in options, warrants or other rights to acquire its Capital Stock), (b) will not, and will not permit any Subsidiary of the Company to, directly or indirectly, purchase, redeem or otherwise acquire or retire for value (i) any Capital Stock of the Company or (ii) any options, warrants or rights to purchase or acquire shares of Capital Stock of the Company and (c) will not, and will not permit any Subsidiary of the Company to, redeem, defease (including, but not limited to, legal or covenant defeasance), repurchase (including pursuant to any provision for repayment at the option of the holder thereof), retire or otherwise acquire or retire for value prior to any scheduled maturity, mandatory repayment or mandatory sinking fund payment, Debt of the Company which is subordinate in right of payment to the Debentures if, at the time thereof:

         (i) an Event of Default or an event that, with the lapse of time or the giving of notice or both, would constitute an Event of Default shall have occurred and be continuing, or

         (ii) upon giving effect to such payment, the Consolidated Net Worth of the Company would be less than $2 billion;

provided, however, that this provision will not be violated by reason of (i) the payment of any dividend within 60 days after declaration thereof, if at the date of such declaration, such payment would have complied with the foregoing provision and (ii) any refinancing or refunding of any Debt.

SECTION 304. PROHIBITION ON DIVIDEND AND OTHER PAYMENT
             RESTRICTIONS AFFECTING PRINCIPAL SUBSIDIARIES

         The Company will not, and will not permit any Principal Subsidiary to, create or suffer to exist any consensual encumbrance or restriction on the ability of any Principal Subsidiary (i) to pay, directly or indirectly, dividends or make any other distributions in respect of its Capital Stock or pay any Debt or other obligation owed to the Company or any Principal Subsidiary,
(ii) to make loans or advances to the Company or any Principal Subsidiary or
(iii) to transfer any of its property or assets to the Company or any Principal Subsidiary.

                              ____________________


         This instrument may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all such counterparts shall together constitute but one and the same instrument.



              [THE REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

         IN WITNESS WHEREOF, the parties hereto have caused this Sixth Supplemental Indenture to be duly executed as of the day and year first above written.


                                       BRASCAN CORPORATION


                                       By: /s/ Craig J. Laurie
                                           -------------------------------------
                                           Name: Craig J. Laurie
                                           Title: Senior Vice-President, Finance


                                       By: /s/ Brian D. Lawson
                                           -------------------------------------
                                           Name:  Brian D. Lawson
                                           Title: Executive Vice-President and
                                                  Chief Financial Officer


                                       COMPUTERSHARE TRUST COMPANY OF CANADA


                                       By: /s/ C. Sean Pigott
                                           -------------------------------------
                                           Name:  C. Sean Pigott
                                           Title: Professional, Client Services


                                       By: /s/ Michael Rosenberg
                                           ------------------------------------
                                           Name:  Michael Rosenberg
                                           Title: Professional, Client Services

                                     ANNEX A

                               [Face of Debenture]


[Insert if the Security is a Global Security -- THIS SECURITY IS A GLOBAL SECURITY WITHIN THE MEANING OF THE INDENTURE HEREINAFTER REFERRED TO AND IS REGISTERED IN THE NAME OF A DEPOSITARY OR A NOMINEE THEREOF. THIS SECURITY MAY NOT BE EXCHANGED IN WHOLE OR IN PART FOR A SECURITY REGISTERED, AND NO TRANSFER OF THIS SECURITY IN WHOLE OR IN PART MAY BE REGISTERED, IN THE NAME OF ANY PERSON OTHER THAN SUCH DEPOSITARY OR A NOMINEE THEREOF, EXCEPT IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE.

         Unless this certificate is presented by an authorized representative of The Depository Trust Company ("DTC"), a New York corporation, to the Company (as defined below) or its agent for registration of transfer, exchange or payment, and any certificate issued is registered in the name of Cede & Co. or such other name as requested by an authorized representative of DTC (and any payment is made to Cede & Co. or to such other entity as is requested by an authorized representative of DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL inasmuch as the registered owner hereof, Cede & Co., has an interest herein.]

                               BRASCAN CORPORATION

                       7.375% Debentures Due March 1, 2033

                                                              CUSIP: 10549P AG 6

No. I-[-]                                                                US $[-]

Brascan Corporation, a corporation amalgamated under the laws of Ontario, Canada (herein called the "Company", which term includes any successor Person under the Indenture hereinafter referred to), for value received, hereby promises to pay to [-], or registered assigns, the principal sum of [-] ([-]) US Dollars on March 1, 2033 and to pay interest thereon from and including March 4, 2003 or from and including the most recent Interest Payment Date to which interest has been paid or duly provided for, semi-annually on March 1 and September 1 in each year, commencing September 1, 2003 at the rate of 7.375% per annum, until the principal hereof is paid or made available for payment, provided that any principal and premium, and any such installment of interest, which is overdue shall bear interest at the rate of 7.375% per annum plus 1% (to the extent that the payment of such interest shall be legally enforceable), from the dates such amounts are due until they are paid or made available for payment, and such interest shall be payable on demand. The interest so payable, and punctually paid or duly provided for, on any Interest Payment Date will, as provided in such Indenture, be paid to the Person in whose name this Security (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest, which shall be February 15 or August 15 (whether or not a Business Day), as the case may be, next preceding such Interest Payment Date. Any such interest not so punctually paid or duly provided for will forthwith cease to be payable to the Holder on such Regular Record Date and may either be paid to the Person in whose name this

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                                      -2-


Security (or one or more Predecessor Securities) is registered at the close of business on a Special Record Date for the payment of such Defaulted Interest to be fixed by the Trustee, notice whereof shall be given to Holders of Securities of this series not less than 10 days prior to such Special Record Date, or be paid at any time in any other lawful manner not inconsistent with the requirements of any securities exchange on which the Securities of this series may be listed, and upon such notice as may be required by such exchange, all as more fully provided in the Indenture.

         Payment of the principal of (and premium, if any) and interest on this Security will be made at the office or agency of the Company maintained for that purpose in Toronto, Ontario, and at any other office or agency maintained by the Company for such purpose, in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debt; provided, however, that, at the option and expense of the Company, payment of interest may be made by (i) cheque mailed to the address of the Person entitled thereto as such shall appear in the Security Register or (ii) by wire transfer to an account maintained by the Person entitled thereto as specified in the Security Register.

         Reference is hereby made to the further provisions of this Security set forth on the reverse hereof, which further provisions shall, for all purposes, have the same effect as if set forth at this place.

         Unless the certificate of authentication hereon has been executed by the Trustee referred to on the reverse hereof by mutual signature, this Security shall not be entitled to any benefit under the Indenture or be valid or obligatory for any purpose.

         IN WITNESS WHEREOF, the Company has caused this instrument to be duly executed under its corporate seal.

Dated:

                                        BRASCAN CORPORATION


                                        By:
                                            ------------------------------------
                                            Name:
                                            Title:

                                        By:
                                            ------------------------------------
                                            Name:
                                            Title:
Attest:


------------------------------------

Trustee's Certificate of Authentication

         This is one of the Securities of the series designated therein referred to in the within-mentioned Indenture.

                                        Computershare Trust Company of Canada
                                        As Trustee




                                        By:
                                            ------------------------------------
                                                    Authorized Officer

                             [Reverse of Debenture.]

         This Security is one of a duly authorized issue of securities of the Company (herein called the "Securities"), issued and to be issued in one or more series under an Indenture, dated as of September 20, 1995 (the "Original Indenture"), as supplemented by the Sixth Supplemental Indenture, dated as of March 4, 2003 (the "Sixth Supplemental Indenture") (the Original Indenture and the Sixth Supplemental Indenture together herein called the "Indenture", which term shall have the meaning assigned to it in such instrument), between the Company and Computershare Trust Company of Canada (formerly, Montreal Trust Company of Canada), as trustee (herein called the "Trustee", which term includes any successor trustee under the Indenture), and reference is hereby made to the Indenture for a statement of the respective rights, limitations of rights, duties and immunities thereunder of the Company, the Trustee and the Holders of the Securities and of the terms upon which the Securities are, and are to be, authenticated and delivered. This Security is one of the series designated on the face hereof, limited in aggregate principal amount to US$250,000,000, all of which are issued under the Sixth Supplemental Indenture. The Company may from time to time, without the consent of the holders of the Debentures, create and issue further debentures having the same terms and conditions in all respects as the debentures being offered hereby, except for the issue date, the issue price and the first payment of interest thereon. Additional debentures issued in this manner will be consolidated with and will form a single series with the debentures, as the case may be, being offered hereby.

         The Company will pay to each Holder, other than an Excluded Holder, certain Additional Amounts in the event of the withholding or deduction of certain Canadian taxes as described in the Sixth Supplemental Indenture.

         The Securities are redeemable, at any time at the Company's option, at a redemption price equal to the greater of the principal amount thereof plus accrued and unpaid interest and an amount that includes a make-whole premium, as described in the Sixth Supplemental Indenture. The Securities are also redeemable in the event of certain changes affecting Canadian withholding tax, as described in the Sixth Supplemental Indenture.

         If an Event of Default with respect to Securities of this series shall occur and be continuing, the principal of the Securities of this series may be declared due and payable in the manner and with the effect provided in the Indenture.

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                                      -2-


         In the event of purchase pursuant to an Offer to Purchase of this Security in part only, a new Security or Securities of this series and of like tenor for the unpurchased portion hereof will be issued in the name of the Holder hereof upon the cancellation hereof.

         The Indenture provides that, subject to certain conditions, if certain net proceeds are available to the Company as a result of asset dispositions, the Company shall be required to make an Offer to Purchase for a specified portion of the Securities.

         The Indenture contains provisions for defeasance at any time of the entire indebtedness of this Security or certain restrictive covenants and Events of Default with respect to this Security, in each case upon compliance with certain conditions set forth in the Indenture.

         The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Company and the rights of the Holders of the Securities of each series to be affected under the Indenture at any time by the Company and the Trustee with the consent of the Holders of a majority in principal amount of the Securities at the time Outstanding of each series to be affected. The Indenture also contains provisions permitting the Holders of specified percentages in principal amount of the Securities of each series at the time Outstanding, on behalf of the Holders of all Securities of such series, to waive compliance by the Company with certain provisions of the Indenture and certain past defaults under the Indenture and their consequences. Any such consent or waiver by the Holder of this Security shall be conclusive and binding upon such Holder and upon all future Holders of this Security and of any Security issued upon the registration of transfer hereof or in exchange hereafter or in lieu hereof, whether or not notation of such consent or waiver is made upon this Security.

         As provided in, and subject to, the provisions of the Indenture, the Holder of this Security shall not have the right to institute any proceeding with respect to the Indenture or for the appointment of a receiver or trustee or for any other remedy thereunder, unless such Holder shall have previously given the Trustee written notice of a continuing Event of Default with respect to the Securities of this series, the Holders of not less than 25% in principal amount of the Securities of this series at the time Outstanding shall have made written request to the Trustee to institute proceedings in respect of such Event of Default as Trustee and offered the Trustee reasonable indemnity, and the Trustee shall not have received from the Holders of a majority in principal amount of Securities of this series at the time Outstanding a direction inconsistent with such request and shall have failed to institute any such proceeding, for 60 days after receipt of such notice, request and offer of indemnity. The foregoing shall not apply to any suit instituted by the Holder of this Security for the enforcement of any payment of principal hereof or any premium or interest hereon on or after the respective due dates expressed herein.

         No reference herein to the Indenture and no provision of this Security or of the Indenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal of and any premium and interest on this Security at the times, place and rate, and in the coin or currency, herein prescribed.

         As provided in the Indenture and subject to certain limitations therein set forth, the transfer of this Security is registrable in the Security Register, upon surrender of this Security for registration of transfer at the office or agency of the Company in any place where the principal of and any premium and interest on this Security are payable, duly endorsed by, or accompanied by

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                                      -3-


a written instrument of transfer, in form satisfactory to the Company and the Security Registrar, duly executed by the Holder hereof or attorney duly authorized in writing, and, thereupon, one or more new Securities of this series and of like tenor, of authorized denominations and for the same aggregate principal amount, will be issued to the designated transferee or transferees.

         The Securities of this series are issuable only in registered form without coupons in denominations of US$1,000 and any integral multiple thereof. As provided in the Indenture and subject to certain limitations therein set forth, Securities of this series are exchangeable for a like aggregate principal amount of Securities of this series and of like tenor of a different authorized denomination, as requested by the Holder surrendering the same.

         No service charge shall be made for any such registration of transfer or exchange, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

         Prior to due presentment of this Security for registration of transfer, the Company, the Trustee and any agent of the Company or the Trustee may treat the Person in whose name this Security is registered as the owner hereof for all purposes, whether or not this Security be overdue, and neither the Company, the Trustee nor any such agent shall be affected by notice to the contrary.

         All terms used in this Security which are defined in the Indenture shall have the meanings assigned to them in the Indenture.

                       OPTION OF HOLDER TO ELECT PURCHASE

         If you want to elect to have this Security purchased in its entirety pursuant to Section 302 of the Sixth Supplemental Indenture, check the box:

                                      [ ]

         If you want to elect to have only a part of this Security purchased pursuant to Section 302 of the Sixth Supplemental Indenture, state the amount:
$


Dated:                  Your Signature:
                                        ----------------------------------------
                                        (Sign exactly as name appears on the
                                        other side of this Security)

Signature Guarantee:
                     --------------------------------------------
                     (Signature must be guaranteed by an "eligible guarantor institution" meeting the requirements of the Registrar, which requirements include membership or participation in a "medallion signature guarantee program" as may be determined by the Registrar, all in accordance with the Securities Exchange Act of 1934, as amended)